Via EDGAR Correspondence

September 6, 2016

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

Washington, DC 20549-3561

RE:	First Sentry Bancshares, Inc.

Offering Statement on Form 1-A

Filed July 14, 2016

File No. 024-10581

Dear Ms. Anagnosti:

I am writing on behalf of First Sentry Bancshares, Inc. (“First Sentry”) in response to the comment letter of the Staff of the Commission dated September 2, 2016. This letter sets forth the comments of the Staff from its correspondence and following the comments, First Sentry’s response to such comments. The Staff’s comments are repeated in boldface and our response in ordinary type follows.

With this letter, First Sentry is filing Amendment No. 2 to the Form 1-A (“Amendment No. 2”) with the Commission today, which includes the revised disclosure and certain other updated information.

Part II and III

Pro Forma Financial Information

Note 1-Basis of Presentation, page 41

1.	You disclose that you will account for the merger under the purchase method of accounting. Please tell us why you will not account for the merger under the acquisition method of accounting.

We respectfully advise the Staff that page 41 has been amended to substitute “acquisition method of accounting” for “purchase” method. First Sentry has always intended that the “acquisition” method will be used. Appropriate amendments have also been made to the discussion under the summary section “Accounting Treatment” on page 11, “Summary Selected Pro Forma Combined Data” on page 34, “Pro Forma Financial Information” on page 36 and “Accounting Treatment” on page 99.

Proposal 1 – Approval of the Merger

Certain First Sentry Unaudited Prospective Financial Information, page 79

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

September 6, 2016

2.	We note your revisions in response to comment 4. Please remove the disclosure in the second paragraph on page 80 stating that your unaudited internal financial forecasts are not “material information,” “are not being included to influence [a] decision whether to vote for the Merger” and are being provided “solely” because it was made available to Rock Branch and its financial advisor. These statements unduly limit an investor’s reliance on the company’s disclosures.

We respectfully advise the Staff that page 80 has been amended to remove the paragraph identified.

United States Federal Income Tax Consequences of the Merger, page 101

3.	We note your revisions in response to comment 7. Please revise your prospectus to state clearly that the disclosure under the headings “The Merger” and “Consequences to Shareholder” is the opinion of Dinsmore & Shohl LLP and Bowles Rice LLP. In the alternative, please direct counsel to file long-form tax opinions as exhibits. Please refer to Section III.B of Staff Legal Bulletin No. 19 for guidance.

We respectfully advise the staff that the disclosure under the headings “The Merger” and “Consequences to Shareholders” has been amended to state that the discussion “is” the opinion of Dinsmore & Shohl LLP and Bowles Rice LLP.

This amendment also includes completion of the proxy statement/offering circular to reflect record date, mail date, shareholder meeting date and time and recent stock price information on the following pages:

Cover Page

Following Two Pages

Notice of Meeting

1

2

4

5

6

11

12

30

45

178

Exhibit 15.1

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, First Sentry hereby requests that such Offering Circular on Form 1-A be qualified effective at 1:00 p.m., Washington, D.C. time, on Friday, September 9, 2016, or as soon thereafter as practicable.

We hereby confirm that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law. We also hereby confirm that the Company has filed to register by coordination with the State of West Virginia and other states under the NASAA Regulation A+ Tier I Coordinated Review program and has been advised by the State of West Virginia State Auditor’s Securities Division that the offering has been cleared as of August 28, 2016, pending SEC qualification.

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

September 6, 2016

Furthermore, the Company hereby acknowledges that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness with regards to our Form 1-A filing. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (304) 399-6440, or our securities counsel, Thomas J. Murray of Dinsmore & Shohl LLP in Huntington, West Virginia at (304) 691-8398.

Very truly yours,

/s/ Geoffrey S. Sheils
Geoffrey S. Sheils
President and Chief Executive Officer
First Sentry Bancshares, Inc.

cc:  Thomas J. Murray